SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

MERCER INTERNATIONAL INC. _____________________________________________________________________________ (Name of Issuer)

Common Stock, par value $0.01 per share _____________________________________________________________________________ (Title of Class of Securities)

5880561015 _____________________________________________________________________________ (CUSIP Number)

December 31, 2000 _____________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

CUSIP No. 5880561015	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,202,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,202,200
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 5880561015	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,202,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,202,200
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 5880561015	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,202,200
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,202,200
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to the common stock of Mercer International Inc., a Delaware corporation ("Mercer"), is being filed with the Securities and Exchange Commission as an amendment to the initial statement on Schedule 13G filed with the Commission on January 26, 2000. This statement is being filed by Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and its principals, David Einhorn and Jeffrey A. Keswin.

          This Schedule 13G/A relates to shares of common stock of Mercer International Inc. purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Capital"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner, and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), of which the investment advisor is an affiliate of Greenlight. The original Schedule 13G is hereby amended and supplemented as follows:

Item 4	Ownership.
	(a)	Amount beneficially owned: 2,202,200
(b)

Percent of class:   13.1% (determined by dividing 2,202,200 shares of common stock presently beneficially owned by Greenlight, by 16,794,899 shares of common stock issued and outstanding as of November 10, 2000 according to Mercer's Quarterly Report (10Q) filed November 14, 2000)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 2,202,200
		(ii)	Shared power to vote or to direct the vote: None
		(iii)	Sole power to dispose or to direct the disposition of: 2,202,200
		(iv)	Shared power to dispose or to direct the disposition of: None
Item 10	Certification.

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits          Exhibit 1

                       Joint Filing Agreement dated February 2, 2001 between Greenlight Capital, L.L.C.,
                       David Einhorn and Jeffrey A. Keswin.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 2, 2001

GREENLIGHT CAPITAL, L.L.C. By: DAVID EINHORN ___________________________________ David Einhorn Manager

DAVID EINHORN ___________________________________ David Einhorn

JEFFREY A. KESWIN ___________________________________ Jeffrey A. Keswin